Simpson Thacher & Bartlett llp
900 g street, nw washington, d.c. 20001
telephone: +1-202-636-5500 facsimile: +1-202-636-5502
Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

April 4, 2023

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alberto H. Zapata, Senior Counsel

Re:	PGIM Private Credit Fund Draft Registration Statement on Form N-2 Filing No.: 333-268093

Ladies and Gentlemen:

On behalf of PGIM Private Credit Fund (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) pre-effective amendment number 4 to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Registration Statement includes revisions in response to the Staff’s disclosure comments, received by telephone on March 2, 2023, and accounting comments, received by telephone on March 22, 2023, relating to the Registration Statement, and to otherwise update disclosure. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set out in the Registration Statement.

Disclosure Comments

Comment 1: Q&A. Please revise the disclosure under the header “Do you currently own any investments?” to include the aggregate amount of investments made by the Fund.

Response: The requested change has been made.

Comment 2: Q&A. Please revise the disclosure under the header “What is the difference between the Class S, Class D and Class I Common Shares being offered?”, and throughout the Registration Statement, to state that the Fund will not issue additional classes of shares prior to the multi-class order being granted.

Response: The requested change has been made.

Comment 3: Q&A. Please revise the disclosure under “Will I be notified of how my investment is doing?”, and throughout the Registration Statement, to include the Fund’s landing web address.

Response: The requested change has been made.

Comment 4: Portfolio Investments in which Other PPC Funds Invest in a Different Part of the Capital Structure. Please explain supplementally whether the Fund and affiliated entities will co-invest at different levels of the capital structure of the same issuer in transactions effected in reliance on the requested co-investment order (i.e., made pursuant to the order). Additionally, if not relying on the exemptive relief, please explain how the transactions in which the Fund invests with affiliates at different levels of the same issuer will be structured to comply with Section 57.

Response: The Fund confirms that the Fund and its affiliates participating in a co-investment transaction in reliance on the co-investment order will not make investments at different levels of an issuer’s capital structure.

While the Fund will rely on the co-investment order to participate in transactions alongside affiliates where the terms of a private placement security in addition to its price are negotiated, the Fund also may make investments where it is not negotiating the terms of a security. For example, the Fund may acquire a loan on the secondary market in a price-only negotiation with a third party. At a later time, an affiliate of the Fund could acquire a different security issued by the issuer without coordination with the Fund. In these situations, the Fund and its affiliates are not acting in concert and therefore the requisite element of combination that must be present for Section 57(a)(4) and Rule 17d-1 to apply would be absent.

Accounting Comments

Comment 5: The Fund’s Current Portfolio. In the table showing each of the Fund’s portfolio investments as of February 24, 2023, please:

a.	Include a statement to clarify that the information provided in the table is unaudited.
b.	Clarify in the relevant column headers that the amounts shown for “Par Amount/Units,” “Cost” and “Fair Value” are in thousands.
c.	Include a description of the abbreviated notations used in the “Reference and Rate Spread” column.
d.	Add a footnote to the table with an explanation of what the unfunded commitments represent.

Response: The requested changes have been made in a revised schedule of investments, provided as of March 30, 2023.

Comment 6: Financial Statements – Statement of Assets and Liabilities. Please include a new line item, after the “Total liabilities,” which reads “Commitments and contingencies” and directs readers to Note 7 of the financial statements.

Response: The requested change has been made.

Comment 7: Financial Statements – Schedule of Investments. Under “Cash Equivalents” the Fund discloses its investment in State Street Institutional U.S. Government Money Market Fund. Please also include the share class in which the Fund invests, if applicable, and disclose the current yield of the investment.

Response: The requested changes have been made.

Comment 8: Financial Statements – Note 9. Financial Highlights. Please clarify that the amount shown for “Net assets, end of period” is in thousands.

Response: The requested change has been made.

Comment 9: Appendix A: Form of Subscription Agreement. Please remove the Financial Statements header from the first page of Appendix A.

Response: The requested change has been made.

Comment 10: Financial Statements. Regarding the Fund’s holdings as listed in the audited financial statements as of December 31, 2022 and in the unaudited schedule of investments as of February 24, 2023, we note that each investment is being valued at cost. Supplementally, please explain how valuing the Fund’s holdings at cost complies with the Fund’s valuation policies and ASC 820.

Response: As noted in the Financial Statements under Note 2, Note 5, and under the section titled “Determination of Net Asset Value” in the Registration Statement, the valuation process for each investment begins by valuing it at cost. The valuations are updated based on any recent comparable trade activity, provided that no material change has since occurred in the issuer’s business, significant inputs or the relevant market environment.

In accordance with ASC 820, the original cost of Fund holdings may temporarily represent fair value which is based on the price that would be received to sell an asset in an orderly transaction between market participants. As such, recent transactions could be utilized to estimate fair value as they represent an exit price unless there is data that suggests otherwise.

The fair value of Level 3 investments are typically determined by utilizing the income approach and discounted cash flow methodology. When an enterprise value analysis or asset collateral analysis indicates there is sufficient coverage through the subject debt security, an income approach with a yield analysis is generally considered the most appropriate method to estimate fair value. In performing a yield analysis, the annual cash flows that a subject security is expected to generate over its remaining estimated holding period are first estimated. Projected cash flows are then converted to their present value equivalent utilizing a rate of return commensurate with the risk of achieving the cash flows, which results at an estimate of fair value. The discount rate can be derived considering the rate of return implied by the original transaction, adjusted for changes in both market spreads and credit-specific factors. Consistent with industry practices, the income approach incorporates subjective judgments regarding the capitalization or discount rate and projections of future cash flows. Private credit investment are valued monthly by an independent valuation adviser utilizing the methodology described above.

Comment 11: As a reminder, please file an updated auditor consent if the Fund is filing an amendment to the Registration Statement more than 30 days after the previous filing.

Response: On behalf of the Fund, we confirm that an updated auditor consent has been provided in this filing.

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Please call me (202-636-5806) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Respectfully submitted,

/s/ Ryan P. Brizek

cc:	Alberto H. Zapata, Securities and Exchange Commission

Tony Burak, Securities and Exchange Commission

Debra Rubano, Esq.

Benjamin C. Wells, Esq.
Jacqueline Edwards, Esq.

John Dikmak, Jr., Esq.